  Corporate Headquarters

December 19, 2008

VIA EDGAR

Mr. H. Christopher Owings
Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549

Re:	Correspondence from you dated December 17, 2008 concerning Copart, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed September 29, 2008
File No. 001-16565
Proxy Statement on Schedule 14A
Filed November 4, 2008
File No. 0000-23255

Dear Mr. Owings:

This letter is in response to your correspondence dated December 17, 2008 concerning Copart, Inc.’s Form 10-K for the fiscal year ended July 31, 2008 and proxy statement on Schedule 14A filed with the SEC on November 4, 2008.  In that letter, you asked that we respond to comments within 10 business days or advise the staff when we will respond.  We spoke with Mr. Errett of your office today and, as directed by Mr. Errett, we respectfully advise the staff that we do not expect to be in a position to respond within the 10 business day period due to a lack of availability of the personnel required to prepare the response as a result of the intervening holidays.  We currently expect to respond no later than January 16, 2009.

Please contact me with any questions regarding this matter.  I may be reached at (707) 639-5000.

Sincerely,

/s/ Paul A. Styer

Paul A. Styer, Senior Vice President and
General Counsel

4665 Business Center Drive	Telephone (707) 639-5003
Fairfield, CA 94534-1675	Fax (707) 639-5099